UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

Room 501, No. 363, Lane 1555

Jinshajiang West, Jiading District

Shanghai, China 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Xiao-I Corporation (the “Company”) is furnishing this Report on Form 6-K to report the issuance of a press release providing an update on patent-related litigation between the Company’s variable interest entity, Shanghai Xiao-I Intelligent Network Technology Co., Ltd. (“Shanghai Xiao-I”), and Apple Inc. and its affiliated entities (“Apple”).

On June 10, 2026, the Shanghai High People’s Court issued first-instance judgments in two related actions. The Company disagrees with the first-instance rulings and intends to file appeals with the Supreme People’s Court of the People’s Republic of China within the applicable statutory period.

A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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